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                                                                    EXHIBIT 12.1

                       RATIO OF EARNINGS TO FIXED CHARGES

         Set forth below is information concerning our ratio of earnings to fixed charges on a consolidated basis for the period indicated. This ratio shows the extent to which our business generates enough earnings after the payment of all expenses other than interest to make the required interest payments on the notes.

         For the purposes of computing the ratios of earnings to fixed charges, "earnings" consist of income before taxes and fixed charges. "Fixed charges" consist of interest on all indebtedness and an interest factor attributable to rentals.

                                                                                                                 Nine Months
                                                                                                                    Ended
                                                                    Fiscal Year Ended December 31,              September 30,
                                                            ------------------------------------------------------------------
                                                             1998     1999       2000      2001      2002      2002      2003
                                                            ------------------------------------------------------------------
                                                                            (in thousands, except for ratios)
FIXED CHARGES:
 Interest expensed .....................................       28       325         34        --        17        --        20
 Estimate of interest within rental expenses ...........      254       901        921     1,451     1,512     1,097     1,318
                                                            ------------------------------------------------------------------
    Total Fixed Charges ................................      282     1,226        955     1,451     1,529     1,097     1,338
                                                            ------------------------------------------------------------------

EARNINGS
 Pre-tax gain (loss) from continuing operations ........    2,769   (10,107)     1,501    10,481     5,114     1,823     2,870
 Fixed charges .........................................      282     1,226        955     1,451     1,529     1,097     1,338
                                                            ------------------------------------------------------------------
    Total earnings (loss) for computation of ratio .....    3,051    (9,481)     2,456    11,932     6,643     2,920     4,208
                                                            ------------------------------------------------------------------
 RATIO OF EARNINGS TO FIXED CHARGES ....................     10.8        -- (A)    2.6       8.2       4.3       2.8       3.1

(A) The pre-tax loss from continuing operations for the year ended December 31, 1999 is not sufficient to cover fixed charges by a total of approximately $10.7 million. As a result, the ratio of earnings to fixed charges has not been computed for this period.